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                             May 23, 2024

       Guilherme Perboyre Cavalcanti
       Chief Financial Officer
       JBS S.A.
       Av. Marginal Direita do Tiet   500, Bloco I, 3rd Floor
       CEP 05118-100
       S  o Paulo, SP, Brazil

                                                        Re: JBS S.A.
                                                            Annual Report on
Form 20-F for the Year Ended December 31, 2023
                                                            Filed March 27,
2024
                                                            File No. 333-155412

       Dear Guilherme Perboyre Cavalcanti:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2023

       General

   1. To the extent that the comments contained in our letter dated May 23, 2024, relating to the
                                                        Form F-4 filed by JBS
B.V. (File No. 333-273211) apply to the disclosure contained in this filing, including
without limitation those comments related to your MD&A and
                                                        financial statements,
please make appropriate and corresponding revisions, to the extent the revisions would
materially change your existing disclosure.
 Guilherme Perboyre Cavalcanti
FirstName
JBS S.A. LastNameGuilherme Perboyre Cavalcanti
Comapany
May        NameJBS S.A.
     23, 2024
May 23,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      John Vetterli